UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A


            Under the Securities Exchange Act of 1934

                       (Amendment No. 13)*
                       ___________________


                    FIRST KEYSTONE CORPORATION
                   ___________________________
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $2.00 PER SHARE
             _______________________________________
                  (Title of Class of Securities)


                            320654205
                          _____________
                          (CUSIP Number)


                        December 31, 2006
      _____________________________________________________
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 pages

CUSIP NO. 320654205             13G



1.   NAME OF REPORTING PERSON

     The First National Bank of Berwick
     Trust Department

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     24-0525403


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b)


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   PENNSYLVANIA, USA


5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   451,212


6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   83,906


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   451,212

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   83,906


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON: 535,118


10.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 9 EXCLUDES
     CERTAIN SHARES:


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 9:  11.82%


12.  TYPE OF REPORTING PERSON:   BK



                        Page 2 of 5 pages

                THE FIRST NATIONAL BANK OF BERWICK
                         TRUST DEPARTMENT

                           SCHEDULE 13G



ITEM 1.

    (a) Name of Issuer:

        First Keystone Corporation


    (b) Address of Issuer's Principal Executive Offices:

        111 West Front Street, Berwick, Pennsylvania  18603


ITEM 2.

    (a) Name of Person Filing:

        The First National Bank of Berwick - Trust Department, a wholly owned subsidiary of the issuer


    (b) Address of Principal Business Office or, if none,
         Residence:

        111 West Front Street, Berwick, Pennsylvania 18603


    (c) Citizenship:

        National banking association organized under the laws of the United States of America


    (d) Title of Class of Securities:

        Common stock, par value $2.00 per share


    (e) CUSIP Number:

        320654205



                        Page 3 of 5 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
        OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS
        A:

        (a) Broker or dealer registered under Section 15 of the Act
        (b)  X  Bank as defined in section 3(a)(6) of the Act
        (c)     Insurance company as defined in section
                3(a)(19) of the Act
        (d)     Investment company registered under section 8
                of the Investment Company Act of 1940
        (e) An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E)
        (f) An employee benefit plan or endowment fund in accordance
                240.13d-1(b)(1)(ii)(F)
        (g)     A parent holding company or control person in
                accordance with 240.13d-1(b)(1)(ii)(G)
        (h)     A savings association as defined in Section 3(b)
                of the Federal Deposit Insurance Act
        (i)     A church plan that is excluded from the
                definition
                of an investment company under section 3(c)(14)
                of the Investment Company Act of 1940
        (j)     Group, in accordance with 240.13d-1(b)(1)(ii)(J)


ITEM 4. OWNERSHIP

        (a) Amount Beneficially Owned: 535,118 shares held in a fiduciary capacity

        (b)  Percent of Class: 11.82%

        (c)  Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote:
                     451,212

             (ii)   shared power to vote or to direct the vote:
                     83,906

             (iii)  sole power to dispose or to direct the
                    disposition of: 451,212

             (iv) shared power to dispose or to direct the disposition of: 83,906


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
        ANOTHER PERSON

        Not applicable.



                        Page 4 of 5 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
        WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE
        PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
        GROUP

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10.   CERTIFICATION

    (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

    (b) Not Applicable



                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 13, 2007



                              /s/ James S. Szewc
                              Senior Trust Officer





                        Page 5 of 5 pages